Exhibit 99.1

CorpBanca announced the offering of common shares, including common shares in the form of American Depositary Shares

Santiago, Chile, December 13, 2012 – CorpBanca, (NYSE: BCA) announced today the offering of 10,680,200,621 common shares, including common shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside the Republic of Chile (“Chile”). An additional 1,335,032,639 common shares, including common shares in the form of ADSs, are being offered by Mr. Fernando Aguad Dagach (the “selling shareholder”). CorpBanca and the selling shareholder may also offer common shares in Chile simultaneously with the offering.

The offering will close on the date that CorpBanca’s Board of Directors approves. CorpBanca intends to use the net proceeds from the offering (i) to subscribe US$285 million of capital increase in its subsidiary Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) in connection to (a) the acquisition up to 100% equity interest in Helm Bank S.A. and its subsidiaries (“Helm Bank”) through a merger with CorpBanca Colombia; and (b) the acquisition up to 80% equity interest in Helm Corredor de Seguros S.A. (“Helm Insurance”); and (ii) to general corporate purposes.

On October 9, 2012, an affiliate of Inversiones Corpgroup Interhold Limitada (“CorpGroup”) entered into an agreement to acquire up to a 100% equity interest in Helm Bank with the intent to merge with and into CorpBanca Colombia. The total purchase price of the acquisition of Helm Bank is US$1.3 billion plus interest accruing on such amount at the rate of 0.5% per month from January 1, 2013, until the purchase price is paid. In addition, certain affiliates of CorpGroup intend to acquire an 80% equity interest in Helm Insurance, an insurance broker, for US$17.1 million.

Helm Bank specializes in the corporate segment, medium enterprises and personal accounts with middle to high income. As of September 30, 2012, according to the Colombian Superintendency of Finance, Helm Bank was the ninth largest bank in Colombia in terms of total assets and the eighth largest bank in Colombian in terms of total deposits, as reported under local regulatory and accounting principles.

Banco BTG Pactual S.A. – Cayman Branch, acting on behalf of BTG Pactual US Capital, LLC is the sole bookrunner for the offering. Celfin Capital Corredores de Bolsa S.A. and CorpBanca Corredores de Bolsa S.A. are acting as co-managers for the offering.

The offering may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by sending a request by writing or telephoning us at our principal executive offices at the following address:

CORPBANCA S.A.

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +56 (2) 2660-2555

investorrelations@corpbanca.cl

A registration statement relating to these securities has been filed, and became effective upon filing, with the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. Any offer or sale will be made only by means of the written prospectus forming a part of the effective registration statement.

About CorpBanca

CORPBANCA (NYSE: BCA), is Chile’s oldest operating private bank founded in 1871. CorpBanca’s loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 11.3% between January 1, 2009 and December 31, 2011. As of September 30, 2012, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (10.0% market share on a consolidated basis and 8.3% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

CorpBanca provides a broad range of commercial and retail banking services to its customers in Colombia through its subsidiary CorpBanca Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of September 30, 2012, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the twelfth largest bank in Colombia in terms of total assets, the tenth largest bank in Colombia in terms of total loans and the eleventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, the expected impact of the acquisition, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CorpBanca Contact

Investor Relations, CorpBanca

Santiago, Chile

Phone: +56 (2) 2660-2555

investorrelations@corpbanca.cl